Opt-Sciences Corporation

1912 Bannard Street
Post Office Box 221
Riverton, New Jersey 08077-0221
Tel 856-829-2800

Notice of Annual Meeting of Shareholders

To Be Held on June 6, 2006

The Annual Meeting of Shareholders of OPT-SCIENCES CORPORATION (the "Company"), will be held at 2:30 p.m. (EDST) on Tuesday, June 6, 2006 at the offices of Kania, Lindner, Lasak and Feeney, Suite 525, Two Bala Plaza, 333 E. City Avenue, Bala Cynwyd, PA 19004 to consider and act upon the following matters:

(1) To elect three (3) directors to serve until the next Annual Meeting and until their successors have been elected and qualified;

(2) To transact such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record on the books of the Company at the close of business on May 8, 2006 will be entitled to notice of and vote at the meeting or any adjournment thereof.

The Annual Report of the Company for the year ended October 29, 2005 is enclosed herewith.

By Order of the Board of Directors

/S/ Anderson L. McCabe
Anderson L. McCabe
President
May 15, 2006

IMPORTANT
WE ARE NOT ASKING YOU FOR A PROXY ANDYOU ARE REQUESTED NOT TO SEND US A PROXY.

Opt-Sciences Corporation

Management Information Statement
For Annual Meeting of Shareholders
To be held June 6, 2006

Management has furnished this statement to shareholders regarding matters to be voted at the Annual Meeting of Shareholders of Opt-Sciences Corporation (the "Company"). The Annual Meeting will be held at 2:30 p.m. local time on Tuesday, June 6, 2006 at the offices of Kania, Lindner, Lasak and Feeney, Suite 525, Two Bala Plaza, 333 E. City Avenue, Bala Cynwyd, PA 19004.

WE ARE NOT ASKING YOU FOR A PROXY AND WE ARE REQUESTING YOU NOT TO SEND US A PROXY

VOTING SECURITIES AND RECORD DATE

The Common Stock ($.25 par value) is the only outstanding class of voting securities. Holders of record at the close of business of May 8, 2006 are entitled to notice of the meeting and to vote at the meeting and any adjournment thereof. At the close of business on May 8, 2006, 775,585 shares of Common Stock were issued, outstanding, and entitled to vote. The holders of Common Stock will vote as one class at the meeting of the Shareholders. Each share of Common Stock entitles the holder at the record date to one vote at the meeting.

PRINCIPAL SHAREHOLDER AND QUORUM

A Trust for the benefit of the children of Arthur J., Kania owns 510,853 shares (66% of the outstanding shares). A majority of the outstanding shares of the Common Stock of the Company, represented in person or by proxy, shall constitute a quorum at the meeting, and since there is no provision for cumulative voting, only the affirmative vote of the majority of the shares represented at the Meeting is required to elect Directors and approve such other matters to be considered by the shareholders. Dissenters' rights are not applicable to the matters being proposed. No party other than the Trust is known by Management to own of record or beneficially more than 5% of the outstanding shares of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Rose Sayen, Trustee Arthur John Kania Trust Suite 525, Two Bala Plaza 333 E. City Avenue Bala Cynwyd, PA 19004	510,853	66%

Security Ownership of Directors and Officers:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Anderson L. McCabe 1912 Bannard Street P.O. Box 221 Riverton, N.J. 08077	1,064(1)	*

*Less than 1% of the outstanding Common Stock

Opt-Sciences Corporation

Arthur J. Kania Suite 525, Two Bala Plaza 333 E. City Avenue Bala Cynwyd, PA 19004	23,723(1)	3%
Arthur J. Kania, Jr. Suite 525, Two Bala Plaza 333 E. City Avenue Bala Cynwyd, PA 19004	0(1)	*
Directors and Officers As a Group	24,787(1)	3%

*Less than 1% of the outstanding Common Stock

(1). Excludes 510,853 shares (66% of the outstanding shares) owned by a Trust for the benefit of Arthur J. Kania's children and a total of 10,000 shares (1.3% of the outstanding shares) owned by separate trusts for the benefit of each of Arthur J. Kania's grandchildren. Mr. Kania has no voting power with respect to such securities and disclaims beneficial ownership in all such shares. Mr. McCabe, husband of a beneficiary of the trust, disclaims beneficial ownership in all such shares. Arthur J. Kania, Jr., a son of Arthur J. Kania, is a beneficiary of the first aforementioned trust and father of beneficiaries of the second aforementioned trusts, but has no power to vote such shares in said trusts and is not a beneficial owner under the applicable rules.

MATTERS TO BE ACTED UPON

Election of Directors

Three (3) directors are to be elected at the Annual Meeting and those persons elected will hold office until the next Annual Meeting of shareholders and until their successors have been elected and qualified. The by-laws provide that the Board of Directors shall consist of no more than five members, with the actual number to be established by resolution of the Board of Directors. The current Board of Directors has by resolution established the number of directors at three. The Arthur J. Kania Trust has advised that it intends to give a proxy to Arthur J. Kania and Anderson L. McCabe to vote in favor of the Management slate of directors and in their discretion to vote in favor of such other matters that may properly come before the meeting.

Any vacancy that occurs during the year may be filled by a majority vote of the Board of Directors without any further shareholder action. The vacancy may be filled for the remainder of the term, which is until the next annual meeting of shareholders. There is no reason to believe that any nominee will be unable to serve if elected, and to the knowledge of Management all nominees intend to serve the entire term for which election is sought.

The following persons have been nominated for election to the Board of Directors to succeed themselves in office:

Nominees (Age)	Positions with Company; Principal Occupation and Business Experience During Past Five Years;	Year First Became Director of Company
Anderson L. McCabe (50)	Director of the Company; President, Chief Executive Officer and Chief Financial Officer of the Company.	1987
Arthur J. Kania (74)	Director of the Company; Secretary and Treasurer of the Company; Principal of Trikan Associates (real estate ownership and management-investment firm); Partner of Kania, Lindner, Lasak and Feeney (law firm)	1977

Opt-Sciences Corporation

Arthur J. Kania, Jr. (50)   Director of the Company; Principal of Trikan   1987
                            Associates(real estate ownership and
                            management-investment firm); Vice-
                            President of Newtown Street Road
                            Associates (real estate ownership and
                            management).

1. This column lists directorships held in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Sections 15(d) of that Act or any company registered as an investment company under the Investment Company Act of 1940. This column does not include directorships held with any of the Company's subsidiaries.

Directors will serve in such capacity until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers are elected by the Board of Directors.

Each director will be elected to serve for a one-year term, unless he resigns or is removed before his term expires, or until his replacement is elected and qualified. Each of the nominees listed above is currently a member of the Board of Directors.

If any of the nominees cannot serve for any reason (which is not anticipated),the Board of Directors may designate a substitute nominee or nominees. If a substitute is nominated, Mr. Kania and Mr. McCabe are expected to vote all valid proxies for the election of the substitute nominee or nominees. Alternatively, the Board of Directors may also decide to leave the board seat or seats open until a suitable candidate or candidates are located, or it may decide to reduce the size of the Board.

INFORMATION REGARDING EXECUTIVE OFFICERS

Anderson L. McCabe, 50 years old, is President, Chief Executive Officer and Chief Financial Officer of the Company and its manufacturing subsidiary. He graduated from the University of South Carolina in 1977 and received a B.S. in Chemical Engineering. From 1977 to 1985, he was employed by United Engineers and Constructors, Inc., a subsidiary of Raytheon Corporation as Process Engineer with managerial responsibilities. In 1986 he became President of the Company. He is a registered professional engineer.

Arthur J. Kania, 74 years old, is the Secretary and Treasurer of the Company He is not active in the day-to-day operations of the Company or its manufacturing subsidiary. Mr. Kania's principal occupations during the past five years have been as Principal of Trikan Associates (real estate ownership and management - investment firm); as a partner of the law firm of Kania, Lindner, Lasak and Feeney.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's officers (as defined in the SEC regulations) and directors and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than ten percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports of ownership furnished to us, or representations that no forms were necessary, Management believes that, during the past fiscal year, the officers, directors, and greater than ten percent beneficial owners complied with all applicable filing requirements during Fiscal Year 2005.

THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

Audit Committee and Audit Committee Financial Expert

Our Board of Directors functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of our independent accountant; (2) establishing procedures for

Opt-Sciences Corporation

the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. We are not a "listed company" under SEC rules and are therefore not required to have an audit committee comprised of independent directors. Our Board of Directors does not have an independent director. Our Board of Directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the Board of Directors believes that each of its members has the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee member would have.

Board Meetings; Nominating and Compensation Committees

Given the size of the Company and its Board of Directors, much of its decision making is made through telephone calls and intermittent informal meetings; when formalization is necessary, the Board conducts formal meetings or acts by written consent. In Fiscal 2005, there was one consent in lieu of a Board Meeting.

Our directors and officers do not receive remuneration from us unless approved by the Board of Directors. No such payment shall preclude any director from serving us in any other capacity and receiving compensation therefor. A total of $2,500 has been paid to each director for services as director during the last fiscal year.

We are not a "listed company" under SEC rules and are therefore not required to have a compensation committee or a nominating committee. We do not currently have a compensation committee. Our Board of Directors is currently comprised of only three members, one of whom acts as Chief Executive Officer and Chief Financial Officer.

REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth on an accrual basis for the fiscal years shown, the remuneration of the sole compensated executive officer of the Company.

Summary Compensation Table

Officer	Year	Base Salary	Other Compensation	Bonus	Total Compensation
Anderson L. McCabe President, Chief Financial Officer and Director	2005	$75,000	$2,500*	$25,000	$102,500
	2004	$75,000	$2,500*	$15,000	$ 92,500
	2003	$75,000	$5,000*	$25,000	$105,000

* Annual Retainer as Director

DIRECTOR COMPENSATION FOR LAST FISCAL YEAR

Cash Compensation

Name	Annual Retainer	Meeting Fees	Consulting Fees	Other Fees
Anderson L. McCabe	$2,500	$0	$0	$0
Arthur J. Kania	$2,500	$0	$0	$62,043.50*
Arthur J. Kania, Jr.	$2,500	$0	$0	$0

*Fees paid to law firm of which Mr. Kania is the senior partner; he does not share or participate in such fees.

Opt-Sciences Corporation

OPTIONS/SAR GRANTS/OTHER LONG TERM COMPENSATION

The Company did not grant stock options or stock appreciation rights during Fiscal Year 2005, nor does it have any of such rights outstanding from prior years. The Company does not provide other long term compensation or awards.

CERTAIN TRANSACTIONS AND FAMILY RELATIONSHIPS AMONG OFFICERS AND DIRECTORS

Arthur J. Kania is the father of Arthur J. Kania, Jr. and the father-in-law of Anderson L. McCabe. Those individuals constitute the Board of Directors. Anderson L. McCabe is the sole executive officer. Rose Sayen, an employee of Arthur J. Kania, is the Trustee of the Arthur J. Kania Trust, which is the principal shareholder of the Company.

During Fiscal year 2005, we incurred legal fees of $62,043.50 to the firm of Kania, Lindner, Lasak and Feeney, of which Arthur J. Kania is the Senior partner. Mr. Kania does not share or participate in fees generated from the Company.

During Fiscal Year 2005, we incurred consulting fees of $26,697.44 to Sandra McCabe, the wife of our President. This consulting relationship was terminated as of the end of Fiscal 2005 and no such fees have been paid or accrued for the current year.

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS

Goff, Backa, Alfera & Company, LLC has acted as independent certified public accountants for the Company since 2004. No change is presently contemplated. The Company has been advised that neither that accounting firm nor any member thereof has any direct financial interest or any material indirect interest in the Company. We do not expect a representative of Goff, Backa, Alfera & Company, LLC to be present at the Meeting or to be available for questioning at the Meeting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Type	2004	2005
Audit Fees:	$21,000	$24,434
Review of Schedule 14C filing:	$ -0-	$ 1,539
Tax Fees:	$ -0-	$ -0-
Other Fees:	$ -0-	$ -0-

(1) AUDIT FEES

The aggregate fees billed or accrued for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and review of financial statements included in the Company's Form 10-KSB (17 CFR 249.308a) or 10-QSB (17 CFR 249.308b) or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was $21,000 for the fiscal year ended October 30, 2004 and $24,434 for the Fiscal Year ended October 29, 2005.

(2) AUDIT-RELATED FEES

A fee of $1,539 relates to the review of a Company SEC filing in 2005 which was reasonably related to the performance of the audit or review of the Company's financial statements.

(3) TAX FEES

Opt-Sciences Corporation

There were no fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

ANNUAL REPORT ON FORM 10-KSB

The 2005 Annual Report of the Company, which includes consolidated financial statements for the fiscal year ended October 29, 2005, accompanies this information statement.

Upon the written request of any person who on the record date was a record owner of the Company's Common Stock, or who represents in good faith that he was on such date, a beneficial owner of such stock entitled to vote at the Annual Meeting, the Company will send to such person, without charge, a copy of its Annual Report on Form 10-KSB for fiscal year 2005 as filed with Securities and Exchange Commission. Requests for this report should be directed to Anderson L. McCabe, President, Opt-Sciences Corporation, 1912 Bannard Street, Post Office Box 221, Riverton, New Jersey, 08077-0221.

The Company is an electronic filer. The SEC maintains an internet site that contains periodic reports, information statements, and other information filed electronically by the Company. The address of that web site is http://www.sec.gov. The Company also provides a link to all its current SEC Filings at its Internet web site: http://www.optsciences.com.

STOCKHOLDER PROPOSALS

Any qualified Shareholder desiring to have his proposal included on the Company's information statement for the annual meeting to be held in the Year 2007 must submit such proposal in writing to the Company no later than September 30, 2006.

OTHER MATTERS

Management does not know of any other business which is likely to be brought before the 2006 Annual Meeting. However, in the event that other matters properly come before the 2006 Annual Meeting, they will be acted upon accordingly.

By Order of the Board of Directors

/S/ Anderson L. McCabe
Anderson L. McCabe
President
Riverton, New Jersey
May 15, 2006